SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 13, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated March 13, 2014 regarding “Ericsson’s Annual Report for 2013 now published.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman Senior Vice President Corporate Communications

Date: March 13, 2014

PRESS RELEASE MARCH 13, 2014

Ericsson publishes Annual Report for 2013

Ericsson’s (NASDAQ:ERIC) Annual Report for 2013 is now available at www.ericsson.com/annualreport2013

To download the report click on the link Downloads on www.ericsson.com/annualreport2013

To order printed versions of the Annual Report fill in the form on this page: http://www.ericsson.com/thecompany/investors/financial-reports/order-annual-reports

NOTES TO EDITORS

Download high-resolution photos and broadcast-quality video at www.ericsson.com/press

Ericsson is a world-leading provider of communications technology and services. We are enabling the Networked Society with efficient real-time solutions that allow us all to study, work and live our lives more freely, in sustainable societies around the world.

Our offering comprises services, software and infrastructure within Information and Communications Technology for telecom operators and other industries. Today 40 percent of the world’s mobile traffic goes through Ericsson networks and we support customers’ networks servicing more than 2.5 billion subscribers.

We are more than 110,000 people working with customers in more than 180 countries. Founded in 1876, Ericsson is headquartered in Stockholm, Sweden. In 2013 the company’s net sales were SEK 227.4 billion (USD 34.9 billion). Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ, New York stock exchanges.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

PRESS RELEASE MARCH 13, 2014

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on March 13, 2014 at 15:30 CET.